

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail 3561

May 3, 2018

Albertsons Companies, Inc.
Robert G. Miller
Chief Executive Officer
Albertsons Companies, Inc.
250 Parkcenter Blvd.
Boise, ID 83706

> **Re:** **Albertsons Companies, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 6, 2018**
> **File No. 333-224169**

Dear Mr. Miller:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 48

1. Please include a risk factor discussing the exclusive forum provision in the new ACI certificate of incorporation. In this regard, we note your disclosure on page 321.

Background of the Merger, page 95

2. We note your disclosure on page 100 that the Rite Aid board of directors "determined that a transaction with WBA would provide the best value reasonably available at that time to Rite Aid stockholders." Please briefly elaborate on the reasons underlying the board's conclusion at that time.

3. We note your disclosure regarding the amended asset sale agreement with WBA on page 103. Please provide additional disclosure about how the parties determined the revised purchase price for the divested stores.

4. Please provide additional disclosure about how the parties determined the merger consideration, including the base exchange ratio and additional stock election exchange ratio. In doing so, provide additional information about how the parties valued the ACI common stock that will be issued to Rite Aid shareholders in the transaction, in light of the absence of a market for ACI's common stock.

Financial Statements

5. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jennifer López, Staff Attorney, at (202)-551-3792, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202)551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Michael Stromquist
     Schulte Roth & Zabel LLP